02046355

0 - 29738

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002 7/1/2002

Telesystem International Wireless Inc.
(Translation of registrant's name into English)

1000 de La Gauchetiere Street West, 16th floor,
Montreal, Quebec H3B 4W5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

20-F [x]
40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]
No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K contains two documents:

1. Supplementary financial information for Telesystem International Wireless Inc. (the "Company") to permit the Company's unaudited interim financial statements as at March 31, 2002 and for the three month periods ended March 31, 2002 and March 31, 2001 to be reconciled to U.S. GAAP pursuant to Item 18 of Form 20-F; and

2. A press release issued by the Company on June 27, 2002, announcing that its Units would terminate on June 30, 2002 and the Class A Subordinate Voting Shares of ClearWave N.V. contained therein would detach from the Units, as per the terms of the indenture governing the Units.

TELESYSTEM INTERNATIONAL WIRELESS INC.

UNAUDITED SUPPLEMENTARY INFORMATION AS AT MARCH 31, 2002 AND FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND MARCH 31, 2001 TO RECONCILE TO U.S. GAAP

(All tabular figures are in thousands of US dollars except per share data)

The Company's Unaudited Consolidated Financial Statements as at March 31, 2002 and for the three months ended March 31, 2002 and 2001 incorporated by reference to this document were prepared in accordance with accounting principles generally accepted in Canada ["Canadian GAAP"]. The following material adjustments to these Unaudited Consolidated Financial Statements would be required to conform with accounting principles generally accepted in the United States ["U.S. GAAP"]. Except for items described in [a] and [b] below, information on the nature of these adjustments is described in Note 16 of the Company's 2001 Consolidated Financial Statements.

Reconciliation of consolidated net income (loss)

	For the three months ended March 31,	
	2002 $	2001 $ (Restated note c)
Income (loss) from continuing operations under Canadian GAAP	**39,521**	(20,880)
Gain on debt restructuring (b)	**(47,669)**	—
Interest and amortization of deferred financing costs on convertible debentures	**(3,087)**	(3,016)
Interest on 14% Notes	**8,737**	—
Other	**(242)**	—
Loss from continuing operations under U.S. GAAP	**(2,740)**	(23,896)
Loss from discontinued operations under Canadian GAAP	—	(227,420)
Discontinued operations – Brazil (a)	**(32,650)**	—
Loss from discontinued operations under U.S. GAAP	**(32,650)**	(227,420)
Loss before extraordinary item under U.S. GAAP	**(35,390)**	(251,316)
Extraordinary item:		
Gain on debt restructuring (b)	**292,276**	—
Net income (loss) under U.S. GAAP	**256,886**	(251,316)
Basic and diluted earnings (loss) per share:		
Loss from continuing operations	**(0.01)**	(1.49)
Discontinued operations	**(0.10)**	(14.15)
Extraordinary item	**0.94**	—
Net income (loss)	**0.83**	(15.64)

UNAUDITED SUPPLEMENTARY INFORMATION AS AT MARCH 31, 2002 AND FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND MARCH 31, 2001 TO RECONCILE TO U.S. GAAP

(All tabular figures are in thousands of US dollars except per share data)

Reconciliation of consolidated cash flows

There are no material differences between Canadian GAAP and U.S. GAAP which affect the captions of the cash flow statements.

Reconciliation of comprehensive income (loss)

	For the three months ended March 31,	
	2002	**2001**
	$	**$**
		(Restated note c)
Net income (loss) under U.S. GAAP	**256,886**	(251,316)
Other comprehensive loss:		
Change in fair value of derivative financial instruments	**2,364**	(4,830)
Foreign currency translation adjustment	**24,931**	(31,819)
Comprehensive income (loss) under U.S. GAAP	**284,181**	(287,965)

TELESYSTEM INTERNATIONAL WIRELESS INC.

UNAUDITED SUPPLEMENTARY INFORMATION AS AT MARCH 31, 2002 AND FOR THE THREE MONTHS ENDED MARCH 31, 2002 AND MARCH 31, 2001 TO RECONCILE TO U.S. GAAP

(All tabular figures are in thousands of US dollars except per share data)

Reconciliation of consolidated balance sheets

	March 31, 2002		December 31, 2001
	Canadian GAAP	U.S. GAAP	U.S. GAAP
	$	$	$
(in thousands of U.S. dollars)	(unaudited)	(unaudited)	(Restated note c)
ASSETS			
Current assets			
Cash and cash equivalents	108,009	107,718	85,068
Trade debtors	42,843	42,487	48,759
Inventories	16,730	16,730	15,385
Deferred tax assets	870	870	3,548
Prepaid expenses	32,784	32,784	22,012
Amounts due from joint ventures	—	356	1,043
Current assets related to discontinued operations	203,218	—	—
Other current assets	13,916	13,916	14,546
Total current assets	418,370	214,861	190,361
Property plant & equipment	891,518	891,518	871,915
Licenses	95,762	95,762	97,667
Goodwill	52,606	52,606	52,606
Non current assets related to discontinued operations	455,248	166,100	179,633
Deferred financing costs	20,653	20,653	32,636
Investments and other assets	18,272	12,762	12,283
Total assets	1,952,429	1,454,262	1,437,101
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)			
Current liabilities			
Short-term loans	75,000	75,000	83,500
Trade creditors and accrued liabilities	113,174	113,185	131,122
Current liabilities from discontinued operations	180,836	—	2,912
Deferred revenues	33,026	33,026	32,370
Current portion of long-term debt	45,113	45,113	135,455
Total current liabilities	447,149	266,323	385,359
Long-term debt	796,422	887,531	1,166,679
Deferred tax liabilities	4,749	4,749	30,083
Non-current liabilities related to discontinued operations	311,530	—	—
Other non current liabilities	17,613	12,116	3,548
Non-controlling interest	176,547	163,279	161,575
Units	69,031	69,031	260,843
Shareholders' equity (deficiency)			
Share capital	1,056,594	1,056,594	696,954
Additional paid-in capital	243,958	78,655	78,655
Warrants	2,231	2,231	14,502
Deficit	(1,088,754)	(997,210)	(1,244,764)
Other comprehensive income			
Cumulative translation adjustment	(84,641)	(84,641)	(109,572)
Fair value of derivative instruments	—	(4,397)	(6,761)
Total shareholders' equity (deficiency)	129,388	51,232	(570,986)
Total liabilities and shareholders' equity (deficiency)	1,952,429	1,454,262	1,437,101

(All tabular figures are in thousands of US dollars except per share data)

[a] Discontinued operations

Commencing January 1, 2002, the Company was required to adopt FASB Statement No. 144, Accounting for the impairment or disposal of Long Lived Assets ("FAS 144"). Under FAS 144, the discontinued operations of Brazilian joint ventures continued to be reported as continuing operations until the financial statements encompassing the date the decision to dispose of the operations were issued. The decision to dispose of the remaining Brazilian joint ventures occurred on March 5, 2002 and accordingly, these operations are presented as discontinued operations for the three months ended March 31, 2002 whereas under Canadian GAAP, these operations were presented as discontinued operations for the year ended December 31, 2001. Consequently, the estimated exit costs of $5.5 million and the loss resulting for the partial realization on the cumulative translation adjustment, which were recognized for Canadian GAAP in the year ended December 31, 2001, were recognized in the current period under U.S. GAAP. The estimated operating loss of $10.0 million from the measurement date to the estimated date of disposal will be recognized when incurred under U.S. GAAP.

[b] Recapitalization plan

Between January 1, 2002 and March 13, 2002, the Company completed, among other transactions, an issuer bid to acquire the Cdn$150 million 7% Equity Subordinate Debentures ("ESD") and converted 100% of the $300 million in principal amount of 7.75% Convertible Debentures and the accrued and unpaid interest thereon. These financial instruments were classified as debts for U.S. GAAP whereas they were considered equity instruments for Canadian GAAP. Consequently, the difference in the fair value of the consideration given for them and their carrying value is being recognized as a gain on debt restructuring, classified as an extraordinary item for U.S. GAAP purposes, whereas the difference in their carrying value and the consideration given in exchange for them was recorded as additional paid-in capital for Canadian GAAP purposes. The gain of $47.7 million recorded for Canadian GAAP purposes and resulting primarily from the Units Exchange of February 28, 2002 was reclassified from continuing operations to extraordinary item for US GAAP purposes.

[c] Comparative figures

Certain comparative figures were reclassified as a result of the presentation of the Brazilian joint ventures as discontinued operations under Canadian and U.S. GAAP (see Note a). Certain comparative figures were also reclassified as a result of the Company's retroactive adoption in the year ended December 31, 2001, of the new accounting recommendations under Canadian GAAP with respect to accounting for foreign exchange gains or losses on monetary items and non-monetary items carried at market that have a fixed or ascertainable life extending beyond the end of the following year.

Press Release
For Immediate Publication

ClearWave Shares To detach from TIW Units

Montreal, Canada, June 27, 2002 – Telesystem International Wireless Inc. (TIW) reminds TIW Unit holders that the TIW Units will terminate on June 30, 2002 (the "Unit Termination Date"), as per the terms of its Units indenture. As a result, the Units will be delisted from the Toronto Stock Exchange ("TSX") at the close of business on Friday, June 28, 2002. On the Unit Termination Date, the option to acquire 0.2 common share of TIW for no additional consideration by tendering one Unit back to TIW will expire and will detach from the one class A subordinate voting share of ClearWave N.V. (ClearWave) contained in each Unit.

As soon as practicable after the Unit Termination Date, Computershare Trust Company of Canada acting as agent for Montreal Trust Company of Canada, shall deliver to Canadian Depository Securities (CDS) or its nominee, the ClearWave shares comprised in the Units.

ClearWave remains a reporting issuer in Canada and in the United States and its shares will be freely tradeable in these markets. The Toronto Stock Exchange has denied ClearWave's request to list its shares as it does not meet the TSX's listing requirements including the required minimum number of holders of the securities to be listed. A clause in the Units indenture intended to avoid an illiquid market for shareholders of ClearWave, was struck by the Ontario Superior Court of Justice in February 2002 after it was contested by certain Unit holders.

About TIW and ClearWave N.V.

TIW, through its subsidiary ClearWave N.V., is a leading cellular operator in Central and Eastern Europe with over 3.2 million managed subscribers. ClearWave is the market leader in Romania through MobiFon S.A. and is active in the Czech Republic through Český Mobil a.s. TIW's shares are listed on the Toronto Stock Exchange ("TIW") and NASDAQ ("TIWI").

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FOR INFORMATION:

MEDIA:
MARK BOUTET
Telesystem International Wireless Inc.
☎ (514) 673-8406
mboutet@tiw.ca

INVESTORS:
SERGE DUPUIS
Telesystem International Wireless Inc.
☎ (514) 673-8443
sdupuis@tiw.ca

Our web site address is: www.tiw.ca

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESYSTEM INTERNATIONAL WIRELESS INC.

By: Margriet Zwarts

Name: Margriet Zwarts
Title: General Counsel and Secretary

Date: July 16, 2002